[Byline Bancorp, Inc. Letterhead]

September 23, 2019

Via EDGAR

Securities and Exchange Commission,
                             Division of Corporation Finance,
                                                          100 F. Street, N.E.,
                                                                                       Washington, D.C. 20549.

Attention: Jessica Livingston

Re:                                                                     Acceleration Request for Byline Bancorp, Inc.
                                                                                                                                                                              Registration Statement on Form S-3 (File No. 333-233583)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Byline Bancorp, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-233583 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM, Eastern Daylight Time, on September 25, 2019, or as soon thereafter as practicable.

Since the Registration Statement is filed as a shelf registration statement under Rule 415 of the Securities Act, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

In this regard, the Company is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and acknowledges:

•                  should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert Staff comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform

Catherine M. Clarkin at Sullivan & Cromwell LLP at (212) 558-4175.

Very truly yours,

Byline Bancorp, Inc.

By:	/s/ Alberto J. Paracchini
	Name:	Alberto J. Paracchini
	Title:	President and Chief Executive Officer